Sub-Items 77I & 77Q1(d). Terms of New or Amended Securities

Dreyfus State Municipal Bond Funds (the “Company”)
Dreyfus Pennsylvania Fund (the “Fund”)

     Effective February 1, 2016, the Board of Trustees of the Company, on behalf of the Fund, approved the following proposals:

  A proposal to limit the availability of certain Fund share classes and sales load waivers or reductions pursuant to “grandfathering” provisions described in the Fund’s Prospectus and/or Statement of Additional Information to shareholders who purchase Fund shares through the Fund’s distributor;

  A proposal to modify or eliminate certain front-end sales load waivers with respect to purchases of Class A shares of the Fund and modify or eliminate certain contingent deferred sales charge waivers with respect to redemptions of Class A and Class C shares of the Fund; and

  A proposal to modify the Fund’s exchange and related shareholder privileges.

     These changes, with respect to the Fund, were reflected in a Supplement to the Fund’s Prospectus, filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2015 pursuant to Rule 497(e) under the Securities Act of 1933, as amended.

     The Fund’s revised Rule 18f-3 Plan was filed with the SEC on January 25, 2016 as Exhibit (n)(ii) to Post-Effective Amendment No. 66 to the Company’s Registration Statement and is incorporated by reference hereto.